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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rigel Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

766559 60 3

(Cusip Number)

MPM Capital
601 Gateway Boulevard, Suite 350
South San Francisco, CA 94080
(650) 553-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Jordan A. Silber
c/o Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
(415) 693-2000

June 26, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766559 60 3			Page 2 of 41

1.	Name of Reporting Person: MPM BioVentures III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 291,510(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 291,510(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 291,510(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 48,585 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 3 of 41

1.	Name of Reporting Person: MPM BioVentures III-QP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,335,536(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,335,536(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,335,536(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.3%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 722,589 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 4 of 41

1.	Name of Reporting Person: MPM BioVentures III Parallel Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 130,938(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 130,938(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,938(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 21,823 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 5 of 41

1.	Name of Reporting Person: MPM BioVentures III GmbH & Co. Beteiligungs KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 366,407(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 366,407(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 366,407(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 61,068 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 6 of 41

1.	Name of Reporting Person: MPM Asset Management Investors 2003 BVIII, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 83,942(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 83,942(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,942(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 13,990 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 7 of 41

1.	Name of Reporting Person: MPM BioEquities Master Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 208,333(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 208,333(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 34,722 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 8 of 41

1.	Name of Reporting Person: MPM BioVentures III GP, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,124,391(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,124,391(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,391(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.6%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P. and 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 9 of 41

1.	Name of Reporting Person: MPM BioVentures III LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,124,391(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,124,391(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,391(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.6%

14.	Type of Reporting Person (See Instructions): CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P. and 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 10 of 41

1.	Name of Reporting Person: MPM BioEquities GP, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 208,333(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 208,333(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 34,722 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 11 of 41

1.	Name of Reporting Person: MPM BioEquities GP, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 208,333(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 208,333(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 34,722 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 12 of 41

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,416,666(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,416,666(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,416,666(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.6%

14.	Type of Reporting Person (See Instructions): IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, 13,990 by MPM Asset Management Investors 2003 BVIII, LLC, and 34,722 by MPM BioEquities Master Fund, L.P. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 13 of 41

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,416,666(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,416,666(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,416,666(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.6%

14.	Type of Reporting Person (See Instructions): IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, 13,990 by MPM Asset Management Investors 2003 BVIII, LLC, and 34,722 by MPM BioEquities Master Fund, L.P. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 14 of 41

1.	Name of Reporting Person: Nicholas Galakatos		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,208,333(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,208,333(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.2%

14.	Type of Reporting Person (See Instructions): IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, and 13,990 by MPM Asset Management Investors 2003 BVIII, LLC. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 15 of 41

1.	Name of Reporting Person: Dennis Henner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,208,333(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,208,333(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.2%

14.	Type of Reporting Person (See Instructions): IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, and 13,990 by MPM Asset Management Investors 2003 BVIII, LLC. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 16 of 41

1.	Name of Reporting Person: Robert Liptak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 208,333 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 208,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,333 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes 34,722 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 17 of 41

1.	Name of Reporting Person: Nick Simon, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,208,333(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,208,333(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.2%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, and 13,990 by MPM Asset Management Investors 2003 BVIII, LLC. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 18 of 41

1.	Name of Reporting Person: Michael Steinmetz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,208,333(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,208,333(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.2%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, and 13,990 by MPM Asset Management Investors 2003 BVIII, LLC. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 19 of 41

1.	Name of Reporting Person: Kurt von Emster		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 208,333(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 208,333(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,333(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes 34,722 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 766559 60 3			Page 20 of 41

1.	Name of Reporting Person: Kurt Wheeler		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,208,333 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,208,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,208,333 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.2%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes the following shares of common stock issuable pursuant to warrants that are exercisable within 60 days of June 26, 2003: 48,585 by MPM BioVentures III, L.P., 722,589 by MPM BioVentures III-QP, L.P., 21,823 by MPM BioVentures III Parallel Fund, L.P., 61,068 shares by MPM BioVentures III GmbH & Co. Beteiligungs KG, and 13,990 by MPM Asset Management Investors 2003 BVIII, LLC. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 21 of 41 Pages

The following constitutes the Amendment No. 1 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). The Schedule 13D is amended and restated as follows:

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Rigel Pharmaceuticals, Inc. (the “Issuer”) and Common Stock issuable upon the exercise of warrants. The Issuer’s principal executive offices are located at 1180 Veterans Blvd., South San Francisco, CA 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This statement is being filed by MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC,” and together with BV III, BV III QP, BV III PF, BV III KG, and BV III GP, the “MPM BioVentures Entities”), MPM Asset Management Investors 2003 BVIII, LLC (“BV AM LLC”), MPM BioEquities Master Fund, L.P. (“BE MF”), MPM BioEquities GP, L.P. (“BE LP”), MPM BioEquities GP, LLC (“BE LLC,” and together with BE MF and BE LP, the “MPM BioEquities Entities”), Luke Evnin (“LE”), Ansbert Gadicke (“AG”), Nicholas Galakatos (“NG”), Dennis Henner (“DH”), Robert Liptak (“RL”), Nick Simon, III (“NS”), Michael Steinmetz (“MS”), Kurt von Emster (“KvE”) and Kurt Wheeler (“KW”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BV III GP is the general partner of BV III, BV III QP, BV III PF and BV III KG. BV III LLC is the general partner of BV III GP. BE LP is the general partner of BE MF. BE LLC is the general partner of BE LP. The managing members of BV III LLC are LE, AG, NG, DH, NS, MS and KW. The managing members of BE LLC are LE, AG, RL and KvE. The managing members of BV AM LLC are LE, AG, NG, DH, NS, MS and KW.

(b) The address of the principal business office of BE MF, BE LP, BE LLC, LE, DH, NS, KvE and KW is 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080. The principal office of BV III, BV III QP, BV III PF, BV III KG, BV AM LLC, BV III GP, BV III LLC, AG, NG, RL and MS is 111 Huntington Avenue, 31st Floor, Boston, MA 02199.

(c) The principal business of the MPM BioVentures Entities is to act as a venture capital investor in the life sciences sector. The principal business of the MPM BioEquities Entities is to act as an investor in the public markets in the life sciences sector. The principal business of each of the individuals is as a venture capitalist, with the exception of KvE whose principal business is that of portfolio manager.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 22 of 41 Pages

(f)	BV III, BV III QP, BV III PF, BE MF, BV III GP and BE LP are Delaware limited partnerships. BV AM LLC, BV III LLC and BE LLC are Delaware limited liability companies. BV III KG is a German partnership. Each of LE, AG, NG, DH, RL, NS, KvE and KW is a United States citizen. MS is a German citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer effected a 1-for-9 reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Purchase Agreement described below. The share numbers and sale and exercise prices reflected throughout this Schedule 13D/A reflect the one-for-nine reverse stock split.

Pursuant to the Common Stock and Warrant Purchase Agreement (the “Original Purchase Agreement,” a copy of which is attached hereto as Exhibit B) among the Issuer, BV III, BV III QP, BV III PF, BV III KG, BV AM LLC, BE MF and various other investors (collectively, the “Investors”), dated as of April 29, 2003, as amended by the Amendment to Common Stock and Warrant Purchase Agreement (the “Amended Purchase Agreement,” a copy of which is attached hereto as Exhibit C, and, together with the Original Purchase Agreement, the “Purchase Agreement”) among the Issuer and the Investors, dated as of June 25, 2003, the Issuer sold approximately 7,986,110 shares of its Common Stock at a price of $5.76 per share and warrants to purchase approximately 1,597,221 shares of its Common Stock at an exercise price of $5.76 per share to the Investors for an aggregate purchase price of approximately $46,000,000 (the “Financing”). The closing of the Financing occurred on June 26, 2003.

Pursuant to the Purchase Agreement, BV III purchased 242,925 shares of Common Stock at a price of $5.76 per share for a total consideration of $1,399,248.00, BV III QP purchased 3,612,947 shares of Common Stock at a price of $5.76 per share for a total consideration of $20,810,574.72, BV III PF purchased 109,115 shares of Common Stock at a price of $5.76 per share for a total consideration of $628,502.40, BV III KG purchased 305,339 shares of Common Stock at a price of $5.76 per share for a total consideration of $1,758,752.64, BV AM LLC purchased 69,952 shares of Common Stock at a price of $5.76 per share for a total consideration of $402,923.52, and BE MF purchased 173,611 shares of Common Stock at a price of $5.76 per share for a total consideration of $999,999.36. Under the terms of the Purchase Agreement, BV III also received a warrant to purchase 48,585 shares of Common Stock at an exercise price of $5.76 per share, BV III QP also received a warrant to purchase 722,589 shares of Common Stock at an exercise price of $5.76 per share, BV III PF also received a warrant to purchase 21,823 shares of Common Stock at an exercise price of $5.76 per share, BV III KG also received a warrant to purchase 61,068 shares of Common Stock at an exercise price of $5.76 per share, BV AM LLC also received a warrant to purchase 13,990 shares of Common Stock at an exercise price of $5.76 per share, and BE MF also received a warrant to purchase 34,722 shares of Common Stock at an exercise price of $5.76 per share (collectively, the “Warrants”). The funds used by BV III, BV III QP, BV III PF, BV III KG, BV AM LLC and BE MF in the Financing were obtained from their investment funds.

References to and descriptions of the Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Original Purchase Agreement, the Amended Purchase Agreement and the Form of Warrant issued under the Purchase Agreement included as Exhibits B, C and D, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Page 23 of 41 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

BV III, BV III QP, BV III PF, BV III KG, BV AM LLC and BE MF agreed to acquire the Common Stock and Warrants for investment purposes and, through representation of the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the investment. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, BV III, BV III QP, BV III PF, BV III KG, BV AM LLC and BE MF may dispose of or acquire additional shares of Common Stock.

In connection with the closing of the Financing, the Issuer and certain of the Investors entered into the Second Investor Rights Agreement dated as of June 26, 2003, by and among the Issuer and the Investors (the “Rights Agreement,” a copy of which is attached hereto as Exhibit E). Pursuant to the Rights Agreement, the Issuer agreed to use its commercially reasonable best efforts to cause a registration statement covering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC as soon as practicable, but in no event later than ten business days, after the closing of the Financing. The Issuer further agreed to use its commercially reasonable best efforts to cause the registration statement to be declared effective no later than five business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review. Upon the closing of the Financing, certain of the Issuer’s existing stockholders entered into that certain Consent, Waiver and Agreement in order to waive certain registration rights granted to such stockholders under a previous agreement between such existing stockholders and the Issuer.

Pursuant to the Purchase Agreement, the Issuer agreed that its board of directors will have nine (9) members. The Issuer agreed to use its commercially reasonable best efforts to cause, at the closing, two persons designated by BV III or its affiliates to be appointed as members of the board of directors of the Issuer, which election took place effective upon the closing of the Financing. One of such designees was appointed to the Issuer’s compensation committee and one of such designees was appointed to the Issuer’s nominating committee.

Pursuant to the Purchase Agreement, the Issuer sought stockholder approval to amend its charter, on or before the closing of the Financing, to (a) effect a reverse stock split of the Issuer’s Common Stock whereby the Issuer will issue one new share of Common Stock in exchange for not less than five shares nor more than fifteen shares of its outstanding Common Stock (as disclosed above, the split number was set at nine, as mutually agreed upon by the board of directors of the Issuer and a majority in interest of the Investors under the Purchase Agreement) and (b) effect any other changes that are necessary to complete the transactions contemplated by the Purchase Agreement, including, but not limited to, potentially increasing the number of authorized shares of the Issuer’s Common Stock.

In order to effect the closing of the Financing, the Issuer was required to, among other things, obtain the required stockholder approval, amend its charter, enter into the Rights Agreement, deliver a fully executed Consent, Waiver and Agreement and file a listing application with the Nasdaq National Market for the Common Stock and Warrants issued in the Financing.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 24 of 41 Pages

References to and descriptions of the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Original Purchase Agreement, the Amended Purchase Agreement and the Form of Warrant issued under the Purchase Agreement included as Exhibits B, C and D, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4. References to and descriptions of the Rights Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Rights Agreement included as Exhibit E to this Schedule 13D/A, which is incorporated in its entirety in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Pursuant to the Purchase Agreement, BV III acquired 242,925 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III acquired a warrant to purchase 48,585 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV III QP acquired 3,612,947 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III QP acquired a warrant to purchase 722,589 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV III PF acquired 109,115 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III PF acquired a warrant to purchase 21,823 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV III KG acquired 305,339 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III KG acquired a warrant to purchase 61,068 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV AM LLC acquired 69,952 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV AM LLC acquired a warrant to purchase 13,990 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BE MF acquired 173,611 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BE MF acquired a warrant to purchase 34,722 shares of Common Stock of the Issuer.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships and having a shared general partner (BV III GP), BV III, BV III QP, BV III PF and BV III KG may be deemed to share voting power and the power to direct the disposition of shares of Common Stock which each partnership acquired. BV III GP, as the general partner of BV III, BV III QP, BV III PF and BV III KG, may also be deemed to own beneficially those shares. BV III LLC, as general partner of BV III GP, may also be deemed to own beneficially those shares. LE, AG, NG, DH, NS, MS and KW, as managing members of BV III LLC, may also be deemed to own beneficially those shares. As an affiliated entity, BV AM LLC may also be deemed to own beneficially those shares.

BE LP, as the general partner of BE MF, may be deemed to own beneficially the shares which BE MF acquired. BE LLC, as the general partner of BE LP, may also be deemed to own beneficially those shares. LE, AG, RL and KvE, as managing members of BE LLC, may also be deemed to own beneficially those shares.

Page 25 of 41 Pages

BV III may be deemed to own beneficially 2.21% of the Common Stock, BV III QP may be deemed to own beneficially 31.3% of the Common Stock, BV III PF may be deemed to own beneficially 1.0%, BV III KG may be deemed to own beneficially 2.8%, BV AM LLC may be deemed to own 0.6% and BE MF may be deemed to own beneficially 1.6% of the Common Stock.

These percentages are calculated based on 14,048,418 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 5,159,531 shares of Common Stock outstanding; (ii) 4,513,889 shares of Common Stock issued to certain of the Reporting Persons pursuant to the Purchase Agreement; (iii) 902,777 shares of Common Stock issuable to certain of the Reporting Persons upon exercise of the Warrants issued pursuant to the Purchase Agreement; and (iv) 3,472,221 shares of Common Stock issued to the other parties to the Purchase Agreement.

(b)	Number of shares as to which each Reporting Person named in paragraph (a) above has:

	BV III	BV III QP	BV III PF	BV III KG	BV AM LLC

Beneficial Ownership	291,510	4,335,536	130,939	366,407	83,942
Percentage of Class	2.2%	31.3%	1.0%	2.8%	0.6%
Sole Voting Power	291,510	4,335,536	130,939	366,407	83,942
Shared Voting Power	0	0	0	0	0
Sole Dispositive Power	291,510	4,335,536	130,939	366,407	83,942
Shared Dispositive Power	0	0	0	0	0

	BE MF	BV III GP	BV III LLC	BE LP	BE LLC

Beneficial Ownership	208,333	5,124,391	5,124,391	208,333	208,333
Percentage of Class	1.6%	36.6%	36.6%	1.6%	1.6%
Sole Voting Power	208,333	5,124,391	5,124,391	208,333	208,333
Shared Voting Power	0	0	0	0	0
Sole Dispositive Power	208,333	5,124,391	5,124,391	208,333	208,333
Shared Dispositive Power	0	0	0	0	0

	LE	AG	NG	DH	RL

Beneficial Ownership	5,416,666	5,416,666	5,208,333	5,208,333	208,333
Percentage of Class	38.6%	38.6%	37.2%	37.2%	1.6%
Sole Voting Power	0	0	0	0	0

Page 26 of 41 Pages

	LE	AG	NG	DH	RL

Shared Voting Power	5,416,666	5,416,666	5,208,333	5,208,333	208,333
Sole Dispositive Power	0	0	0	0	0
Shared Dispositive Power	5,416,666	5,416,666	5,208,333	5,208,333	208,333

	NS	MS	KvE	KW

Beneficial Ownership	5,208,333	5,208,333	208,333	5,208,333
Percentage of Class	37.2%	37.2%	1.6%	37.2%
Sole Voting Power	0	0	0	0
Shared Voting Power	5,208,333	5,208,333	208,333	5,208,333
Sole Dispositive Power	0	0	0	0
Shared Dispositive Power	5,208,333	5,208,333	208,333	5,208,333

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock or Warrants beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

A.	Agreement of Joint Filing of Schedule 13D.

B.	Common Stock and Warrant Purchase Agreement dated as of April 29, 2003, by and among the Issuer and the Investors.*

C.	Amendment to Common Stock and Warrant Purchase Agreement dated as of June 25, 2003, by and among the Issuer and the Investors.

D.	Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of April 29, 2003.*

E.	Form of Second Investor Rights Agreement dated as of June 26, 2003, by and among the Issuer and the Investors.*

* Previously filed on May 14, 2003, as an exhibit to Schedule 13D for Rigel Pharmaceuticals, Inc.

Page 27 of 41 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner
By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

Name:	Luke Evnin	Name:	Luke Evnin
Title:	Series A Member	Title	Series A Member

MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG		MPM BIOVENTURES III PARALLEL FUND, L.P.

By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

Name:	Luke Evnin	Name:	Luke Evnin
Title:	Series A Member	Title:	Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC		MPM BIOVENTURES III GP, LP

		By:	MPM BioVentures III LLC,
its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

Name:	Luke Evnin	Name:	Luke Evnin
Title:	Manager	Title:	Series A Member

Page 28 of 41 Pages

MPM BIOVENTURES III LLC		MPM BIOEQUITIES MASTER FUND, L.P.

By:	/s/ Luke Evnin	By:	MPM BioEquities GP, L.P.,
its General Partner
Name:	Luke Evnin	By:	MPM BioEquities GP LLC,
Title:	Series A Member		its General Partner

		By:	/s/ Luke Evnin

		Name:	Luke Evnin
		Title:	Manager

MPM BIOEQUITIES GP, LP		MPM BIOEQUITIES GP, LLC

By:	MPM BioEquities GP, LLC	By:	/s/ Luke Evnin
its General Partner
		Name:	Luke Evnin
By:	/s/ Luke Evnin	Title:	Manager

Name:	Luke Evnin
Title:	Manager
By:	/s/ Luke Evnin	By:	/s/ Ansbert Gadicke

Name:	Luke Evnin	Name:	Ansbert Gadicke
By:	/s/ Nicholas Galakatos	By:	/s/ Dennis Henner

Name:	Nicholas Galakatos	Name:	Dennis Henner
By:	/s/ Robert Liptak	By:	/s/ Nick Simon, III

Name:	Robert Liptak	Name:	Nick Simon, III
By:	/s/ Michael Steinmetz	By:	/s/ Kurt von Emster

Name:	Micahel Steinmetz	Name:	Kurt von Emster
By:	/s/ Kurt Wheeler

Name:	Kurt Wheeler

Page 29 of 41 Pages

EXHIBIT INDEX

A.	Agreement of Joint Filing of Schedule 13D.

B.	Common Stock and Warrant Purchase Agreement dated as of April 29, 2003, by and among the Issuer and the Investors.*

C.	Amendment to Common Stock and Warrant Purchase Agreement dated as of June 25, 2003, by and among the Issuer and the Investors.

D.	Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of April 29, 2003.*

E.	Form of Second Investor Rights Agreement dated as of June 26, 2003, by and among the Issuer and the Investors.*

* Previously filed on May 14, 2003, as an exhibit to Schedule 13D for Rigel Pharmaceuticals, Inc.

EXHIBIT A

Agreement of Joint Filing

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Rigel Pharmaceuticals, Inc.

Dated: July 2, 2003

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By: MPM BioVentures III GP, L.P.,
	its General Partner	its General Partner
By:	MPM BioVentures III LLC,	By: MPM BioVentures III LLC,
	its General Partner	its General Partner

By:	/s/ Luke Evnin	By: /s/ Luke Evnin

Name:	Luke Evnin	Name: Luke Evnin
Title:	Series A Member	Title: Series A Member

MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG		MPM BIOVENTURES III PARALLEL FUND, L.P.

By:	MPM BioVentures III GP, L.P., in its	By: MPM BioVentures III GP, L.P.,
	capacity as the Managing Limited	its General Partner
Partner
By:	MPM BioVentures III LLC, its General Partner	By: MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin	By: /s/ Luke Evnin

Name:	Luke Evnin	Name: Luke Evnin
Title:	Series A Member	Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC		MPM BIOVENTURES III GP, LP

By: MPM BioVentures III LLC,
its General Partner
By:	/s/ Luke Evnin	By: /s/ Luke Evnin

Name:	Luke Evnin	Name: Luke Evnin
Title:	Manager	Title: Series A Member

MPM BIOVENTURES III LLC		MPM BIOEQUITIES MASTER FUND, L.P.

By:	/s/ Luke Evnin	By: MPM BioEquities GP, L.P.,
its General Partner
Name:	Luke Evnin	By: MPM BioEquities GP LLC,
Title:	Series A Member	its General Partner

By: /s/ Luke Evnin

Name: Luke Evnin
Title: Manager

MPM BIOEQUITIES GP, LP		MPM BIOEQUITIES GP, LLC

By:	MPM BioEquities GP, LLC	By: /s/ Luke Evnin
its General Partner
Name: Luke Evnin
By:	/s/ Luke Evnin	Title: Manager

Name:	Luke Evnin
Title:	Manager

By:	/s/ Luke Evnin	By: /s/ Ansbert Gadicke

Name:	Luke Evnin	Name: Ansbert Gadicke

By:	/s/ Nicholas Galakatos	By: /s/ Dennis Henner

Name:	Nicholas Galakatos	Name: Dennis Henner

By:	/s/ Robert Liptak	By: /s/ Nick Simon, III

Name:	Robert Liptak	Name: Nick Simon, III

By:	/s/ Michael Steinmetz	By: /s/ Kurt von Emster

Name:	Micahel Steinmetz	Name: Kurt von Emster

By:	/s/ Kurt Wheeler

Name:	Kurt Wheeler

EXHIBIT C

RIGEL PHARMACEUTICALS, INC.

AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

     This Amendment to the Common Stock and Warrant Purchase Agreement, (the “Amendment”) is made as of June 25, 2003 by and among RIGEL PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), the Investors who are parties to the Purchase Agreement (as defined below) (the “Investors”) and the New Investors (as defined below). Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Purchase Agreement.

RECITALS

     The Company and the Investors wish to amend the Common Stock and Warrant Purchase Agreement, dated as of April 29, 2003 (the “Purchase Agreement”) to add Alta California Partners, L.P. and Alta Embarcardero Partners, LLC as parties to the Purchase Agreement (each, a “New Investor” and, collectively, the “New Investors”) and update the Schedule of Investors to the Purchase Agreement in order to reflect such addition, as well as the reverse stock split effected on June 24, 2003.

AGREEMENT

     In accordance with Section 10.2 of the Purchase Agreement, the undersigned, representing each New Investor, the Company and a Majority in Interest of the Investors agree as follows:

     1.     The Schedule of Investors to the Purchase Agreement shall be amended and restated as attached hereto, which reflects the one-for-nine reverse stock split of the Company’s outstanding common stock effected on June 24, 2003.

     2.     Each New Investor shall be deemed to be an Investor pursuant to the Purchase Agreement and each shall be bound by all obligations imposed, and shall enjoy all rights conferred, thereunder.

     3.     All other provisions of the Purchase Agreement shall remain in full force and effect.

     4.     This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which shall constitute one instrument.

     5.     This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of California, without giving effect to the principles of conflicts of law. The parties agree that any action brought by either party under or in relation to this Amendment, including without limitation to interpret or enforce any provision of this Amendment, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of San Francisco, California.

     IN WITNESS WHEREOF, the parties hereto have executed this AMENDMENT TO THE COMMON STOCK AND WARRANT PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.

COMPANY:	INVESTORS:

RIGEL PHARMACEUTICALS, INC.	MPM BIOVENTURES III, L.P.

By:	By:	MPM BioVentures III GP, L.P.,
its General Partner

Name:	By:	MPM BioVentures III LLC,
its General Partner

Title:	By:

Name:
	Title:	Series A Member

MPM BIOVENTURES III-QP, L.P.

	By:	MPM BioVentures III GP, L.P., its General Partner

	By:	MPM BioVentures III LLC, its General Partner

By:

Name:
	Title:	Series A Member

MPM BIOVENTURES III GMBH & CO. PARALLEL-BETEILIGUNGS KG

	By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

	By:	MPM BioVentures III LLC, its General Partner

By:

Name:
	Title:	Series A Member

MPM BIOVENTURES III PARALLEL

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

FUND, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:

Name:
Title:	Series A Member

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC

By:

Name:
Title:	Manager

MPM BIOEQUITIES MASTER FUND, L.P.

By:	MPM BioEquities GP, L.P., its General Partner

By:	MPM BioEquities GP LLC, its General Partner

By:

Name:
Title:	General Partner

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

ALTA CALIFORNIA PARTNERS, L.P.

By:	Alta California Management Partners, L.P.

By:

V.P. of Finance & Admin.

ALTA EMBARCADERO PARTNERS, LLC

By:

V.P. of Finance & Admin.

ALTA BIOPHARMA PARTNERS II, L.P.

By:	Alta BioPharma Management Partners II, LLC

By:

V.P. of Finance & Admin.

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC

By:

V.P. of Finance & Admin.

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

FRAZIER HEALTHCARE IV, L.P.

By:	FHM IV, LP, its General Partner
By:	FHM IV, LLC, its General Partner

By:

Nathan Every, Authorized Representative

FRAZIER AFFILIATES IV, L.P.

By:	FHM IV, LP, its General Partner
By:	FHM IV, LLC, its General Partner

By:

Nathan Every, Authorized Representative

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

HBM BIOVENTURES (CAYMAN) LTD.

By:

Name:	John Arnold
Title:	Chairman and Managing Director

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

SCHEDULE A

SCHEDULE OF INVESTORS

	Aggregate
Investor	Purchase Price	Shares Purchased	Warrant Shares

MPM BioVentures III, L.P.	$1,399,248.00	242,925	48,585
111 Huntington Avenue 31st Floor Boston, MA 02199 (617) 425-9200 (T) (617) 425-9201 (F)
MPM BioVentures III-QP, L.P.	$20,810,574.72	3,612,947	722,589
111 Huntington Avenue 31st Floor Boston, MA 02199 (617) 425-9200 (T) (617) 425-9201 (F)
MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG	$1,758,752.64	305,339	61,068
111 Huntington Avenue 31st Floor Boston, MA 02199 (617) 425-9200 (T) (617) 425-9201 (F)
MPM BioVentures III Parallel Fund, L.P.	$628,502.40	109,115	21,823
111 Huntington Avenue 31st Floor Boston, MA 02199 (617) 425-9200 (T) (617) 425-9201 (F)
MPM Asset Management Investors 2003 BVIII LLC	$402,923.52	69,952	13,990
111 Huntington Avenue 31st Floor Boston, MA 02199 (617) 425-9200 (T) (617) 425-9201 (F)

	Aggregate
Investor	Purchase Price	Shares Purchased	Warrant Shares

MPM BioEquities Master Fund, L.P.	$999,999.36	173,611	34,722
111 Huntington Avenue 31st Floor Boston, MA 02199 (617) 425-9200 (T) (617) 425-9201 (F)
Alta California Partners, L.P.	$977,662.08	169,733	33,947
One Embarcadero Center Suite 4050 San Francisco, CA 94111 (415) 362-4022 (T) (415) 362-6178 (F)
Alta Embarcadero Partners, LLC	$22,337.28	3,878	776
One Embarcadero Center Suite 4050 San Francisco, CA 94111 (415) 362-4022 (T) (415) 362-6178 (F)
Alta BioPharma Partners II, L.P.	$6,269,368.32	1,088,432	217,686
One Embarcadero Center Suite 4050 San Francisco, CA 94111 (415) 362-4022 (T) (415) 362-6178 (F)
Alta Embarcadero BioPharma Partners II, LLC	$230,630.40	40,040	8,008
One Embarcadero Center Suite 4050 San Francisco, CA 94111 (415) 362-4022 (T) (415) 362-6178 (F)
Frazier Healthcare IV, L.P.	$7,462,120.32	1,295,507	259,101
601 Union Street, Suite 3300 Seattle, WA 98101 (206) 621-7200 (T) (206) 621-1848 (F)

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT

Frazier Affiliates IV, L.P.	$37,877.76	6,576	1,315
601 Union Street, Suite 3300 Seattle, WA 98101 (206) 621-7200 (T) (206) 621-1848 (F)
HBM BioVentures (Cayman) Ltd.	$4,999,996.80	868,055	173,611
Unit 10 Eucalyptus Building Crewe Road P.O. Box 30852 SMB Grand Cayman, Cayman Islands (345) 946-8002 (T) (345) 946-8003 (F)
TOTALS	$45,999,993.60	7,986,110	1,597,221

SIGNATURE PAGE TO AMENDMENT TO
COMMON STOCK AND WARRANT PURCHASE AGREEMENT